Filed Pursuant to Rule 424(b)(3)

Registration No. 333-283672

ADDENDUM1 (to Prospectus Supplement dated May 31, 2024 and Prospectus dated February 6, 2025)

UBS AG

3.700% Senior Notes due 2025

Floating Rate Senior Notes due 2025

2.950% Senior Notes due 2025

1.250% Senior Notes due 2026

5.000% Senior Notes due 2027

7.500% Senior Notes due 2028

This addendum relates to various series of outstanding debt securities (collectively, the “Debt Securities”) previously issued by Credit Suisse AG, acting through its New York branch, and subsequently assumed by UBS AG. This addendum and the Prospectus Supplement dated May 31, 2024 (the “prospectus supplement”) will be used by UBS AG in connection with market-making resales of the Debt Securities. The Debt Securities were initially registered, offered and sold under a registration statement previously filed by Credit Suisse AG. When Credit Suisse AG initially registered your series of Debt Securities, Credit Suisse AG prepared a pricing supplement and a prospectus supplement related to your series of Debt Securities that were attached to a “base” prospectus, which has been replaced from time to time. Since UBS AG assumed your series of Debt Securities, UBS AG has prepared the prospectus supplement and attached it to a base prospectus.

UBS AG has prepared a new base prospectus dated February 6, 2025. This new base prospectus replaces the prior base prospectus. Because the terms of your Debt Securities otherwise have remained the same, UBS AG is continuing to use the prospectus supplement and any applicable pricing supplement. As a result, you should read the prospectus supplement for your Debt Securities, which, along with any applicable pricing supplement, gives the specific terms of your Debt Securities, together with the base prospectus dated February 6, 2025. When you read these documents, please note that all references in the prospectus supplement and any applicable pricing supplement to the base prospectus dated as of a date prior to February 6, 2025, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated February 6, 2025, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the prospectus supplement and any applicable pricing supplement to the base prospectus dated as of a date prior to February 6, 2025, you should use the following website link to access the base prospectus dated February 6, 2025: https://www.sec.gov/Archives/edgar/data/1114446/000119312525021845/d936490d424b3.htm

[1]	This addendum is being filed for the purpose of identifying the new base prospectus dated February 6, 2025.

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to February 6, 2025 that is provided in the prospectus supplement for your securities. A table of contents for the new base prospectus is provided on page i of the February 6, 2025 base prospectus.

SUPPLEMENTAL RISK FACTOR DISCLOSURE

If SOFR is discontinued, any SOFR-linked Debt Securities will bear interest by reference to a different base rate, which could adversely affect the value of such SOFR-linked Debt Securities, the return on such SOFR-linked Debt Securities and the price at which holders of such SOFR-linked Debt Securities can sell such Debt Securities; there is no guarantee that any Benchmark Replacement will be a comparable substitute for SOFR.

If we or the Benchmark Replacement Agent (as defined in the base prospectus) (if any) determine that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in the base prospectus) have occurred in respect of SOFR, then the interest rate on SOFR-linked Debt Securities will no longer be determined by reference to SOFR, but instead will be determined by reference to a different rate, which will be a different benchmark than SOFR (a “Benchmark Replacement”), plus a spread adjustment (the “Benchmark Replacement Adjustment”), as further described under “Description of Debt Securities We May Offer” in the base prospectus.

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (as defined in the base prospectus) (such as the ARRC), (ii) the International Swaps and Derivatives Association, Inc. or (iii) in certain circumstances, us or the Benchmark Replacement Agent (if any). In addition, if we or the Benchmark Replacement Agent (if any) determine that (A) changes to the definitions of business day, Compounded Daily SOFR, day count fraction, interest determination date, interest payment date, interest reset period, Observation Period, SOFR Reference Rate (as defined in the base prospectus) or U.S. Government Securities Business Day (as defined in the base prospectus) and/or (B) any other technical changes to any other provision of the terms of the SOFR-linked Debt Securities described in the base prospectus or the applicable pricing supplement are necessary in order to implement the Benchmark Replacement as the Benchmark in a manner substantially consistent with market practices (or, if we or the Benchmark Replacement Agent, as the case may be, decides that adoption of any portion of such market practice is not administratively feasible or if we or the Benchmark Replacement Agent, as the case may be, determines that no market practice for use of the Benchmark Replacement exists, in such other manner as we or the Benchmark Replacement Agent, as the case may be, determines is reasonably necessary), the terms of SOFR-linked Debt Securities expressly authorize us to amend such definitions and other provisions without the consent or approval of the holders of SOFR-linked Debt Securities. The determination of a Benchmark Replacement, the calculation of the interest rate on the relevant SOFR-linked Debt Securities by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any amendments to the provisions of the terms of the SOFR-linked Debt Securities described in the base prospectus or the applicable pricing supplement determined by us or the Benchmark Replacement Agent, as the case may be, to be necessary in order to implement the Benchmark Replacement and any other determinations, decisions or elections that may be made under the terms of SOFR-linked Debt Securities in connection with a Benchmark Transition Event could adversely affect the value of such Debt Securities, the return on such Debt Securities and the price at which the holder thereof can sell such Debt Securities.

Any determination, decision or election described above will be made in the sole discretion of us or the Benchmark Replacement Agent (if any). Any exercise of such discretion by us may present us with a conflict of interest. In addition, if an affiliate of us is appointed as the Benchmark Replacement Agent, any exercise of such discretion may present us or such affiliate with a conflict of interest.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of SOFR, the Benchmark Replacement will not be the economic equivalent of SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the relevant SOFR-linked Debt Securities, the return on such Debt Securities and the price at which holders thereof can sell such Debt Securities), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the relevant SOFR-linked Debt Securities, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement cannot be predicted based on historical performance, (iv) the secondary trading market for Debt Securities linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider the interests of holders of SOFR-linked Debt Securities in doing so.

SUPPLEMENTAL DISCLOSURE REGARDING BOOK-ENTRY, DELIVERY AND FORM

We will issue the Debt Securities in the form of one or more fully registered global certificates (“global notes”). Unless we state otherwise in the applicable pricing supplement, we will deposit the Debt Securities with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) as the depositary, and will register the Debt Securities in the name of Cede & Co., DTC’s nominee. Your beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except under the circumstances described in the accompanying prospectus under the caption “Description of Debt Securities – Book-Entry System,” beneficial interests in global notes will not be exchangeable for certificated notes and will not otherwise be issuable as certificated notes.

Unless we state otherwise in an applicable pricing supplement, you may elect to hold interests in the global notes through either DTC (in the United States) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), or Euroclear Bank, SA/NV, or its successor, as operator of the Euroclear System (“Euroclear”) (outside of the United States), if you are participants of such systems, or indirectly through organizations that are participants in such systems. Interests held through Clearstream, Luxembourg and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream, Luxembourg and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

For a further description of procedures regarding beneficial interests in global notes represented through book-entry accounts, we refer you to “Legal Ownership and Book-Entry Issuance” in the base prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO U.K. RETAIL INVESTORS The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

In the U.K., this prospectus addendum is for distribution only to and is directed only at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). In the U.K., the securities and any investment or investment activity to which this prospectus addendum relates (including any invitation, offer or agreement to subscribe, purchase or otherwise acquire the securities) will be available only to, and will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus addendum or any of its contents.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this addendum, together with the prospectus supplement and any applicable pricing supplement and the new base prospectus, in connection with offers and sales of the Debt Securities in market-making transactions. Please see “Market-Making Activities” in the prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Addendum dated February 6, 2025